Exhibit 99.1

Lifezone Metals Announces Joint Venture with Glencore to Recycle Platinum, Palladium and Rhodium in the USA

Hydromet Technology to Recover Precious Metals from Recycled Automotive Catalytic Converters

Lifezone Metals’ Hydromet Lab Conducting Confirmatory Pilot Program Testing and Commence Feasibility Study

December 13, 2023

New York (United States) – Lifezone Metals Limited (NYSE: LZM) is a modern metals company that creates value across the battery metals supply chain from resource to metals production and recycling. Lifezone Metals’ Chief Executive Officer Chris Showalter is pleased to announce the signing of a term sheet with a subsidiary of Glencore plc (LSE: GLEN) for a platinum, palladium and rhodium (collectively platinum group metals or “PGMs”) recycling project utilizing Lifezone Metals’ hydrometallurgical technology (“Hydromet”) to be based in the USA.

Phase 1 confirmatory piloting work has commenced in Perth, Australia using Hydromet to process and recover PGMs from responsibly sourced spent automotive catalytic converters.

Mr. Showalter stated: “By applying our Hydromet technology, we aim to responsibly recover platinum, palladium and rhodium from recycled sources in a cleaner and more efficient manner than otherwise possible through traditional smelting and refining. Following our acquisition of Simulus Labs in July, where we acquired the preeminent hydrometallurgical testing and engineering design group, we gained the capability to simultaneously advance our Kabanga Nickel Project through the continuing Definitive Feasibility Study while also investigating other important applications of our core Hydromet technology.”

Mr. Showalter continued: “In Glencore, we have a world class partner with exceptional market reach to help position our USA recycling joint venture favorably with respect to financing and marketing of finished PGMs. We expect our confirmatory pilot program to further validate our Hydromet capabilities and demonstrate that we can also generate favorable economic returns from PGM recycling. Further, the facility we intend to build is highly replicable and scalable, which is important given the very large and rapidly growing addressable market we expect in the years ahead.”

Highlights of the PGM Recycling Joint Venture with Glencore

•	Term sheet signed by Lifezone Metals and Glencore for the two-phased implementation of a recycling joint venture to recover PGMs from spent automotive catalytic converters. The joint venture will be domiciled in the USA.

•	The goal of the joint venture is to profitably deliver high purity, refined PGMs from 100% recycled sources.

•	Lifezone is providing its Hydromet technology for Phase 1 confirmatory piloting and design of the recycling facility. Test work is underway at Lifezone Metals’ laboratories in Perth, Australia and is expected to be complete in the first half of 2024.

•	The Phase 1 confirmatory pilot project costs are expected to be $3 million. Initial capital costs for the Phase 2 commercial-scale recycling facility in the USA are expected to be ~$15-20 million for a ~115,000 oz per year PGM recycling facility.

•	Glencore will provide a working capital facility for the Phase 2 commercial-scale recycling facility and will be the sole offtaker and marketer of the refined PGMs.

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Phased Implementation Plan for the Joint Venture

Phase 1

Lifezone Metals has commenced a confirmatory program of pilot test work at Lifezone Metals’ laboratories in Perth, Australia. The confirmatory program will be jointly funded by Lifezone Metals and Glencore. Based on pilot test results, a feasibility study will be completed to outline the expected PGM recoveries, capital and operating expenditures and expected project economics. A decision to proceed to Phase 2 will depend on the results of Phase 1 confirmatory pilot test work and the outcomes of the feasibility study.

Figure 1: Primary filtration test completed at Lifezone Metals’ laboratories in Perth, Australia (November 2023).

Phase 2

Following successful completion of Phase 1, Lifezone Metals and Glencore will jointly fund the initial capital expenditures required to construct a commercial-scale PGM recycling facility.

Through the use of Lifezone Metals’ Hydromet technology, the recycling facility will be one of the first non-smelted PGM recycling operations globally and will demonstrate at commercial-scale a faster, more efficient and less emissions-intensive method of recycling PGMs.

Glencore will provide a working capital facility for the recycling facility and will apply its marketing expertise in respect of 100% of the recycled PGMs.

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Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com
Media Enquiries David Petrie Corporate Communications Manager david.petrie@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals (NYSE: LZM) is a modern metals company creating value across the metals supply chain from resource to production and recycling. Our mission is to provide cleaner metals production through a scalable platform underpinned by our Hydromet technology. This technology has the potential to be a lower emissions and lower cost alternative to traditional smelting, allowing us to responsibly provide cleaner metals.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest-grade undeveloped nickel sulfide deposits, with Definitive Feasibility Study currently underway. By pairing with our Hydromet Technology, we will work to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets. At Kabanga, we are working to empower Tanzania to achieve full value creation in-country and become the next premier source of Class 1 nickel.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries and/or affiliates.

Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions, global inflation and cost increases for materials and services; reliability of sampling, success of any test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors, the outcome of any legal proceedings that may be instituted against the Lifezone Metals in connection with the business combination or otherwise; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone’s business; Lifezone’s ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone to maintain the listing of its securities on a U.S. national securities exchange; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC).

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication, except as required by applicable law.

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